Filed by Alcan Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                             as amended, and deemed filed pursuant to Rule 14d-2
                             of the Securities Exchange Act of 1934, as amended.

                                                  Subject Company: Pechiney
                                                   Registration Statement No. 333-106851
                                                              Date: October 29, 2003

Further Information

Alcan has filed with the Securities and Exchange Commission (the "SEC") a registration statement to register the Alcan Common Shares to be issued in the proposed U.S. offer, including related tender/exchange offer materials. Investors and holders of Pechiney securities are urged to read the registration statement and related tender/exchange offer materials and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and holders of Pechiney securities may obtain a free copy of the registration statement and related tender/exchange offer materials and other relevant documents at the SEC's Internet web site at www.sec.gov. The transaction-related documents have been mailed to holders of Pechiney securities. Additional copies of the transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc., toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to the prospectus and related materials that have been mailed to holders of Pechiney securities.

The U.S. offer is only open to holders of Pechiney securities (other than Pechiney American Depositary Shares or ADSs) who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located. Alcan's separate French offer is not being made in the United States or Canada.

Forward-Looking Statements

Certain statements made in this communication are forward-looking statements. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement we have filed with the SEC in connection with our proposed offer for certain securities of Pechiney. See the previous paragraphs for information about how you can obtain a free copy of the registration statement.

Press Release	A

FOR IMMEDIATE RELEASE

ALCAN OFFER FOR PECHINEY WILL CLOSE ON NOVEMBER 24, 2003

Paris, France; Montreal, Canada - October 29, 2003 - Alcan Inc. (NYSE, TSX: AL) announces that the French Conseil des Marchés Financiers (CMF) has set the closing date of Alcan's offer for Pechiney (NYSE: PY, PARIS: PEC). The offer, which opened on October 7, 2003, will close on November 24, 2003. The U.S. offer will close on the same date.

Alcan will announce before the opening in Paris of the fifth French trading day (November 17, 2003) prior to the last day of the offer period, the average value of the Alcan share for the purposes of the offer, as well as any decision to exercise its cash substitution option.

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling with 2002 revenues of US$12.3 billion. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, Alcan is well positioned to meet and exceed its customers' needs for innovative solutions and service. Alcan employs 54,000 people and has operating facilities in 42 countries.

Alcan has filed with the Securities and Exchange Commission ("SEC") a registration statement to register the Alcan Common Shares to be issued in the proposed U.S. offer, including related tender/exchange offer materials. Investors and holders of Pechiney securities are urged to read the registration statement and related tender/exchange offer materials and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and holders of Pechiney securities may obtain a free copy of the registration statement and related tender/exchange offer materials and other relevant documents at the SEC's Internet web site at www.sec.gov and the transaction-related documents are being mailed to holders of Pechiney securities. Additional copies of the transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc, toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

The Alcan common shares offered in the French offer, which is not being made to holders of Pechiney securities located in the United States or Canada, or to holders of Pechiney American Depositary Shares wherever located, will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States or Canada absent registration or an applicable exemption from registration requirements.

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to the prospectus and related materials that have been mailed to holders of Pechiney securities.

The U.S. offer is only open to holders of Pechiney securities (other than Pechiney American Depositary Shares or ADSs) who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located. Alcan's separate French offer is not being made in the United States or Canada.

Pursuant to article 7 of the COB Regulation no 2002-04, this press release was remitted to the Commission des opérations de bourse prior to its release.

Media contact	Investor contact
Joseph Singerman	Corey Copeland
+1 514 848-1355	+1 514 848-8368